UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of September 2008

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on September 25, 2008: Jacada Signs Material Contract with Kabel Deutschland GmbH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	September 25, 2008

EXHIBIT INDEX

1.	Press Release, released publicly on September 25, 2008: Jacada Signs Material Contract with Jacada Signs Material Contract with Kabel Deutschland GmbH.

Jacada Signs Material Contract with
Kabel Deutschland GmbH

ATLANTA--(BUSINESS WIRE)--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that it has signed a material agreement with a new customer, Kabel Deutschland GmbH. Revenue from this contract will be recognized in future quarters.

Kabel Deutschland, the leading cable network operator and Triple Play provider in Germany, serves up to nine million households in 13 German federal states. The company offers digital program packages, pay-per-view services, broadband Internet access and telephony via TV cable, making Kabel Deutschland Germany's biggest provider of Triple Play services.

The company selected the Jacada solution to increase the efficiency and effectiveness of the sales and customer service center. Currently, the 1000 agents in the center must navigate several very cumbersome, business systems in order to complete customer calls. The Jacada unified service desktop will bridge together those existing systems, simplifying and automating key call processes, effectively extending the life of these systems and allowing the company to avoid costly replacements. Further, the Jacada solution will automate priority call processes in order to enable the customer service agents to effectively upsell and cross-sell other triple play services, such as telephony and broadband Internet services, to existing cable customers.

“Customer service is a top priority for Kabel Deutschland and we believe our customers deserve the most efficient and competent service we can possibly provide,” said Andreas Demel, chief information officer for Kabel Deutschland. “We want every contact to be a positive experience for our customers, as we are in a very competitive industry and we understand our customers have choices. The Jacada unified desktop will not only enable us to deliver a stellar customer experience but will also help us to improve our productivity and reduce the cost of our operations.”

“Europe, and Germany specifically, represents an important growth market for Jacada and we are especially pleased to partner with Kabel Deutschland, an organization whose executives truly understand how imperative it is in today’s business climate to provide top notch customer service,” said Paul O’Callaghan, chief executive officer for Jacada. “No factor can diminish the effectiveness and efficiency of a customer service organization more quickly than having agents handcuffed by dozens of complicated systems and laborious call processes. When agents are frustrated, so are the customers, and unhappy customers change service providers. This is yet another example of a leading telecommunications provider understanding the urgent need to take action – to give their agents the solutions they need to provide excellent customer service.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent workspace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England; and Munich, Germany. Jacada can be reached at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONTACT:
Manning, Selvage & Lee
Jacada Media Contact:
Rebecca Harbin, 404-870-6825
rebecca.harbin@mslpr.com
or
Hayden Communications
Investor Relations Contact:
Peter Seltzberg, 212-946-2849
peter@haydenir.com